Exhibit 99.2

Extraordinary General Meeting of	Extraordinary General Meeting of
Shareholders of Medigus Ltd. (the “Company”)	Shareholders of Medigus Ltd.
Date: October 17, 2017	to be held on October 17, 2017
See Voting Instruction On Reverse Side.	For Holders as of September 11, 2017
Please make your marks like this: ☒ Use pen only

			For	Against	Abstain

  MAIL

● Mark, sign and date your Voting Instruction Form.

● Detach your Voting Instruction Form.

● Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on October 13, 2017.

PROXY TABULATOR FOR

MEDIGUS LTD.

P.O. BOX 8016

CARY, NC 27512-9903

1.	To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 12,000,000 ordinary shares.		☐	☐	☐

EVENT #

CLIENT #

■	Authorized Signatures - This section must be completed for your instructions to be executed.	■

	Please Sign Here	Please Date Above

	Please Sign Here	Please Date Above				Copyright © 2017 Mediant Communications Inc. All Rights Reserved

MEDIGUS LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on October 13, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on September 11, 2017, at the Extraordinary General Meeting of the Shareholders of Medigus Ltd. to be held on October 17, 2017, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite the agenda item.

2.	It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

(Continued and to be marked, dated and signed, on the other side)